EXHIBIT A TO

STRATEGY SHARES DISTRIBUTION PLAN September 20, 2019

The following series of shares ("Funds") of Strategy Shares (as defined under the Plan) shall participate in the Plan effective as of the dates set forth below:

NAME	DATE	FEES (as a percentage of average daily net asset value of shares of the applicable Class)
Strategy Shares US Market Rotation Strategy ETF	May 10, 2011	0.25
Strategy Shares EcoLogical Strategy ETF	May 10, 2011	0.25
BioShares ETF	June 23, 2016	0.25
Strategy Shares Nasdaq 7 HANDL™ Index ETF	August 25, 2017	0.25
Strategy Shares Nasdaq 5 HANDL™ Index ETF	June 22, 2018	0.25
Strategy Shares Drawbridge Dynamic Allocation ETF	August 24, 2018	0.25
Strategy Shares Newfound/ReSolve Robust Momentum ETF	June 24, 2019	0.25
Day Hagan/Ned Davis Research Smart Sector ETF	September 20, 2019	0.25